PORTAGE BIOTECH INC.

THREE MONTHS ENDED SEPTEMBER 30, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as at November 17, 2017

Index

Forward Looking Statements	3
Nature of Operations and overview	4
Summary of Results	7
Number of common shares and options	7
Business Environment	7
Risk Factors	7
Business Plan	8
Results of Operations	8
Liquidity and Capital Resources	10
Key Contractual obligations	11
Off balance sheet arrangements	11
Transactions with related third parties	11
Financial and derivative Instruments	12
Use of Estimates and Judgments	13
Future Accounting Pronouncements	13
Internal Controls over Financial Reporting	15
Public securities filings	15

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Portage Biotech Inc. for the three months ended September 30, 2017 should be read in conjunction with the unaudited Consolidated Interim Financial Statements for the three and six months ended September 30, 2017 and for the three months ended June 30, 2017 together with Management Discussion and Analysis dated August 24, 2017 and  audited consolidated financial statements for the year ended March 31, 2017 and annual report in form 20-F for the same period.

Forward looking statements

This document includes forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities laws. These forward-looking statements include, among others, statements with respect to our objectives, goals and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. We caution readers not to place undue reliance on these statements as a number of important factors, many of which are beyond our control, could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to; the applicability of patents and proprietary technology; possible patent litigation; approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees;  concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company’s products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the achievement of development goals and time frames; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When reviewing our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Additional information about factors that may cause actual results to differ materially from expectations, and about material factors or assumptions applied in making forward-looking statements, may be found in the “Risk Factors” section under “Business Environment” and elsewhere in the following Management’s Discussion and Analysis of Operating Results and Financial Position for the three months ended September 30, 2017. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf; such statements speak only as of the date made. The forward-looking statements included herein are expressly qualified in their entirety by this cautionary language.

In this report the words “us”, “we”, “our”, “the Company”, and “Portage” have the same meaning unless otherwise stated and refer to Portage Biotech Inc. and its subsidiaries.

Nature of Operation and overview

Portage Biotech Inc. (“the Company”) was operating as an Ontario, Canada incorporated company, Bontan Corporation Inc. (“Bontan”) until July 5, 2013. On July 5, 2013, the Company changed its name to the current name and was issued a certificate of Continuance by the Registrar of Corporate Affairs of the British Virgin Islands (“BVI”).

The Company now continues as a BVI incorporated company with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent is located at 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3, Canada.

The Company continues to be a reporting issuer with the Ontario Securities Commission and the US Securities and Exchange Commission and its shares trade on the OTC Markets under the trading symbol “PTGEF,” effective August 23, 2013. Prior to this date, it was trading as Bontan Corporation Inc. under the trading symbol “BNTNF”. Effective October 28, 2013, the Company’s shares are also listed for trading in US currency on the Canadian Securities Exchange under the symbol “PBT.U”.

Portage develops pharmaceutical & biotech products through to clinical “proof of concept” focussing on unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development through to commercialization. Portage seeks products & co-development partners in cancer, infectious disease, neurology and psychiatry with novel targeted therapies, or reformulations that can be patented.

Portage will work with a wide range of partners, in all phases of development. The collaboration may include direct funding or investing human capital/sweat equity from our extensive pool of talented scientists and physicians to value-add by mitigating risks, clinical trial design and regulatory expertise.

Summary of development at our portfolio companies including our subsidiaries is provided below:

Portage pharmaceuticals Ltd ( PPL)

On June 4, 2013, following the acquisition of Portage Pharma Ltd, the Company’s wholly owned subsidiary, Portage Acquisition Inc. and Portage Pharma Ltd amalgamated. The amalgamated company was named PPL, which has been incorporated in the BVI.

PPL’s focus is in discovering and developing innovative cell permeable peptide (CPP) therapies to normalize gene expression, restore function and improve medical outcomes. Its core technology involves delivering biologically active “cargo” to intracellular and intranuclear targets to normalize cell and tissue function, improve the immunogenicity of vaccines and enable better treatment of intracellular pathogens.

The CPP platform is protected by two suits of intellectual property:

a.

an exclusive license for all patents on Antennapedia-based cell permeable peptides for non-oncology use and

b.

international patents for proprietary human-derived cell penetrating peptide structures without any therapeutic restrictions. Patent is protected until 2034.

In July 2014, PPL successfully validated this new proprietary cell permeable peptide platform technology derived from human genes. This proprietary platform technology has been shown to efficiently deliver an active pharmacological agent or cargo into a cell without disrupting the cell membrane.  In a collaboration with the Pirbright Institute (UK), a conjugate utilizing this proprietary cell permeable peptide and a CD8 T-cell antigenic epitope derived from mycobacterium tuberculosis was demonstrated to provoke a specific CD8 T-cell immune response in Balb/c mice suggesting possible application of this technology for vaccines.

PPL tested a number of different cell penetrating peptides (CPPs)CPPs and found one that they derived from human genes that was superior to the others tested including the Antennapedia fruit fly molecule PPL licensed from Trojantec and Imperial College in London. PPL selected this human-‐based CPP to be the basis of their CellPorter® platform. PPL strategy was and still is exploring the ways it can be used therapeutically.

PPL pursued collaborations to bring world-class subject area expertise to some of their research questions. PPL collaborated with scientists at Yale to evaluate its cell penetrating properties, with the Pirbright Institute in the UK to explore its potential for vaccine use, with scientists at the National Eye Institute to evaluate its penetration into eye tissues when given as eye drops, and with a scientist at the University of Michigan to investigate blood brain barrier penetration. Through these collaborations PPL management learned that CellPorter® enhances immune reactions to vaccines, did get inside eye tissues, and did penetrate the blood brain barrier. PPL also conducted its own studies that demonstrated CellPorter® can be used to dose peptides systemically by inhalation, and has ongoing work looking at the feasibility of topical skin use and of using CellPorter to deliver nucleotide and peptide cargos that alter genes and regulate gene function.

PPL’s other strategy is developing its lead product, PPL-‐003, for ophthalmic solutions. In this connection, PPL completed work with BioConcept Laboratories on a drug product formulation for PPL-003 Ophthalmic solution that will be used for IND enabling non-clinical studies and phase I and phase IIA clinical studies. BioConcept Laboratories also completed short-term stability testing of PPL-003 ophthalmic solution. Preparation for a pre-IND meeting with FDA for PPL-003 ophthalmic solution for dry eye disease has completed and all materials for the meeting were sent to the FDA in August 2017. In September PPL’s development team for PPL-003 ophthalmic solution met with the FDA at a pre-IND meeting.  The non-clinical and clinical plans for PPL-003 ophthalmic solution were presented to FDA along with questions for the agency.  After a very successful meeting PPL-003 ophthalmic solution now has a clear path forward to phase I and phase II studies in healthy volunteers and patients with dry eye disease.

PPL also continues to advance two early staged programs, each aimed at cancers with high medical need.  The more advanced program is investigating at an expert contract research organization the effects of a novel compound comprised of PPL’s proprietary cell penetrating carrier (CellPorter) and a high confidence cargo (with a collaborator) in a pharmacodynamic study using a mouse tumor model.  In a second, earlier stage program, again in cancer, PPL has established that a different novel compound comprised of Cellporter and a high confidence cargo is also active.

EYGEN Ltd (EyGen)

EyGen was incorporated on September 20, 2016 under the laws of the British Virgin Islands. It is a wholly owned subsidiary of PPL.

Since the final preclinical and clinical development of PPL-003 would be substantially more capital intensive than prior work with the platform, Portage management decided to spin out its lead asset with the aim of independently financing PPL-003 and building a company in ophthalmology. EyGen was created as a new ophthalmic company focused on developing preclinical ophthalmology assets through proof of concept.

EyGen’s lead asset is PPL-003, a potent anti-inflammatory created by PPL and being developed for topical ophthalmic delivery in patients with ocular surface and anterior segment diseases. PPL-003 has demonstrated steroid-like efficacy in animal disease models without steroid-like side effects, the profile for an ocular anti-inflammatory targeting NFkB that has been an elusive goal for many years.

EyGen has put together a seasoned management team that will develop PPL-003 as a topical eye drop therapy for dry eye disease before exploring other ocular inflammatory diseases.  PPL-003 eye drops are well tolerated in animal studies to date and have demonstrated efficacy in mouse, rabbit and rat models of dry eye disease and uveitis.  EyGen is working with leading experts in the development of ophthalmic products.

Both PPL and EyGen are seeking further financing of approximately $2.5 million from external investors for working capital to complete formulation work for PPL-003 and to perform additional animal studies prior to a pre-IND meeting. They have so far been able to raise $250,000.

Biohaven Pharmaceutical Holding Company Limited (Biohaven)

Until September 30, 2016, the Company held controlling interest in Biohaven, incorporated in British Virgin Islands on September 25, 2013, and used to consolidated the results of Biohaven. However, since February 15, 2017, the Company lost its significant influence in Biohaven and now regards its investment in Biohaven as a financial asset, available for sale. The Company holds 6,341,500 common shares in Biohaven.

In May 2017, Biohaven successfully completed an initial public offering to raise approximately $193.7 million and began trading on New York Stock Exchange under a symbol “BHVN”.

Biohaven is a clinical-stage biopharmaceutical company with a portfolio of innovative, late-stage product candidates targeting neurological diseases, including rare disorders. Biohaven has licensed intellectual property from companies and institutions including Bristol-Myers Squibb Company, AstraZeneca AB, Yale University, Catalent, ALS Biopharma LLC and Massachusetts General Hospital.  Biohaven is a company organized under the laws of the British Virgin Islands and its United States operations are based in New Haven, Connecticut.

The Company has a six month hold on trading of its Biohaven holding under a lock-up agreement, which expired on October 30, 2017. However, since the Company’s holding is still over 10% of Biohaven equity, it is an “insider” for the purpose of trading in Biohaven shares. Biohaven is now just an investment and is not an integral part of the Company’s strategy of developing biotech products through clinical “proof of concept”. Further, the value of Biohaven holding, currently, is very significant to the overall assets of the Company which exposes the Company to the risk of becoming an “inadvertent investment company” under the US Investment Company Act of 1940. The management therefore has announced in November 2017, its plan to distribute as stock dividend a substantial part of its holdings in Biohaven subject to legal review and regulatory compliance.

Sentien investment

Portage invested $700,000 in August 2015 to acquire 210,210 series A preferred stock in Sentien, fully convertible into equal number of Sentien’s common shares, representing approximately 6.9% of Sentien’s equity.

Sentien Biotechnologies, Inc. is a privately-owned, clinical-stage company pioneering new approaches to cell therapy. Sentien’s technology harnesses the power of cell therapy with innovative drug delivery systems to treat a wide range of systemic inflammatory diseases. Sentien’s lead product, SBI-101, is designed to allow for controlled, sustained delivery of mesenchymal stromal cell (MSC) secreted factors. This approach immobilizes the MSCs in an extracorporeal device, allowing for doses of therapeutic factors that are unattainable by direct injection.

SBI-101 is the first product application of Sentien’s platform blood-conditioning technology that has the potential to restore balance to the immune system after acute vital organ injury, such as acute kidney injury.

In April 2017, Sentien announced closure of a new $12 million financing by third party Biotech funds and also announced that its investigational new drug (IND) application for its lead product, SBI-101, received clearance from the U.S. Food and Drug Administration. On June 8, 2017, Sentien announced that it opened enrollment in its Phase 1/2 trial of SBI-101 for adult patients with acute kidney injury (AKI).

The multi-center trial is a randomized, controlled Phase 1/2 study in patients with AKI receiving CRRT. The primary objective of the trial is to evaluate the safety and tolerability of SBI-101 in patients with AKI. Endpoints for efficacy and pharmacodynamic responses to SBI-101 therapy will also be evaluated. Patient recruitment is expected to continue into 2018, with an estimated enrollment of 24 patients.

Portage Services Ltd (PSL)

Portage has a wholly owned subsidiary, Portage Services Ltd.,(PSL) which was incorporated in Ontario, Canada under the name 1843343 Ontario Inc. and changed its name to the present name on July 11, 2013. PSL acts as a local agent for the Company as per the requirements of the Ontario Securities Commission. PSL maintains an office in Toronto, Canada and looks after all corporate, financials and regulatory matters.

We have developed a comprehensive website - www.portagebiotech.com   which provide information on our people, activities and other corporate details.

Summary of Results

The following table summarizes financial information for the quarter ended September 30, 2017 and the preceding eight quarters: (All amounts in ‘000 US$ except net loss per share, which are actual amounts)

Quarter ended	Sept 30, 2017	June 30, 2017	March 31, 2017	Dec. 31, 2016	Sept. 30, 2016	June 30, 2016	March 31, 2016	Dec. 31, 2015	Sept. 30, 2015
Net loss - attributable to the owners of the Company	(341)	(333)	(8,779)	(6,073)	33,86	(2,710)	(1,145)	(2,755)	(1,015)
Working capital	237,128	158,919	59,027	167	442	7,460	4,593	3,055	3,822
Shareholders’ equity	237,642	159,435	59,594	39,640	45,647	11,691	10,269	8,052	6,230
Net profit (loss) per shares - basic and diluted	(0.00)	(0.00)	0.06	(0.03)	0.13	(0.01)	(0.01)	(0.01)	(0.00)

Number of common shares, options

These are as follows:

As at,	September 30, 2017	November 17, 2017
Shares issued and outstanding	263,928,483	265,186,809
Options granted but not yet exercised (a)	17,077,605	15,819,279

(a)

Options are exercisable into equal number of common shares at an average exercise price of US$0.15 and have a weighted average remaining contractual life of approximately 3.27 years as at September 30, 2017.

Business environment

Risk factors

Please refer to the Annual Report in the form F-20 for the fiscal 2017 for detailed information as the economic and industry factors that are substantially unchanged.

Business plan

Portage is in the business of licensing, researching and developing potential drug candidates. The Company would like to assemble a portfolio of products: diversified as to their stage of development and pathology. Then inexpensively take them through to phase 2b clinical trial often called proof of concept (“POC”).

Upon a successful POC we will monetize the products through sale or license to big Pharma.

We are seeking discovery and co-development partners in areas such as cancer, infectious disease, neurology and psychiatry developing novel targeted therapies, stem cell therapy and even older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

The goal is to grow Portage by carefully selecting compelling products to license, acquire or position as a joint venture. The product portfolio will be carefully selected to be at various stages in drug development but with an overriding characteristic of being attractive to large pharmaceutical companies. Portage has a strong team with extensive experience in drug development that will be leveraged to source the aforementioned products, to undertake the due diligence and guide them through drug development to monetization. Furthermore, the team’s track record of drug development success will be utilized to gain equity in lieu of cash in third party products.

Portage seeks products & co-development partners in cancer, infectious disease, neurology and psychiatry with novel targeted therapies, or reformulations that can be patented.

Portage will work with a wide range of partners, in all phases of development. The collaboration may include direct funding or investing human capital/sweat equity from our extensive pool of talented scientists and physicians to value-add by mitigating risks, clinical trial design and regulatory expertise.

Development plans for our operating subsidiaries are detailed under “Nature of operations and overview “section of this report.

Results of operations

Three months ended Sept. 30,	2017	2016
	In 000’s US$	In 000’s US$
Income	-	-
Expenses - operating	(341)	(592)
Net gain on restating the retained interest in associate at fair value, share of loss in associate and loss on disposal of subsidiary	-	34,454
Net income (loss) for period, attributable to
Portage shareholders	(341)	33,861

Expenses

The overall analysis of the expenses is as follows:

Three months ended Sept 30,	2017 In 000’s US$	2016 In 000’s US$
Research and development	191	361
Consulting fee & payroll	91	143
Professional fees	31	46
Operating expenses	28	42
	341	592

Research and development costs

These costs comprised the following:

Three months ended Sept. 30,	2016 In 000’s US$	2016 In 000’s US$
Legal regarding Patents registration	19	29
Consultants - scientists and researchers	89	110
Other outside services - lab testing, peptide handling etc.	83	222
	191	361

Three months ended September 30, 2017

Significant decline during the three months ended September 30, 2017 compared to September 30, 2016 was mainly due to slow down in research and development activities while PPL/EyGen prepared for pre-IND meeting and also in raising additional funding for potential IND filings and clinical trials once the filing is cleared by FDA.

Three consultants - CEO, CSO and another consultant - charged fee totaling to approximately $89,000. Main activities during the quarter included development of a drug formulation for PPL-003 Ophthalmic solution that will be used for IND enabling non- clinical studies and other early stage programs aimed at cancer studies , preparation of pre-IND meeting briefing document and other pre-clinical studies.

Further details are provided under “nature of operations and overview “section of this report.

Three months ended Sept. 30, 2016

Research and development costs during the three months to Sept. 30, 2016 were entirely incurred at PPL which was conducting various pre-clinical studies on animals for dry-eye. The costs related to assay work, ELIZA development and peptides manufacturing for the studies

Consulting fees and payroll

Consulting fees include cash fee and vested options as explained in note 13 to the unaudited consolidated financials for the three and six months ended September 30, 2017. significant decline in fees during this period compared to the three months to September 30, 2016 was mainly due to lower value of vested options expensed during the current quarter. Cash fee of $51,000 for the three months ended September 30, 2017 includes fee of $45,000 charged by the CFO. Vested options were granted in the previous fiscal year and included directors and other consultants.

Major cost for the three months ended Sept. 30, 2016 included cash fee of $ 45,000 to CFO and value of options vested of approximately 91,000.

Professional fees

Professional fee for the three months ended September 30, 2017 included accrual for audit fee of $10,000 and another $10,700 towards additional fee agreed for fiscal 2016 audit and for audit consent in connection with S-8. The balance of approximately $10,000 consisted of legal fees on lawyers for seeking advice as regards regulatory matters and Biohaven investment.

Professional fees for the three months ended Sept. 30, 2016 included legal fees of approximately $31,000 incurred in pursuing legal action against a supplier of PPL for recovery of costs incurred on a faulty clinical trial. The case was finally settled through negotiations in October 2016 under which PPL would receive $ 120,000, of which $ 30,000 was received on the settlement date and the balance would be received in eight equal annual instalments of $11,250 starting from January 1, 2017. Th remaining professional fees included accrual for audit fee of $ 10,000 and general legal advice

Other operating costs

Other operating costs include Toronto office costs, transfer agent costs, press releases, directors and officer’s liability insurance premium and web site related costs.

Costs for the three months to September 30, 2016 were much higher compared to the same period this year mainly due to travel and meeting costs of approximately 12,000 in attending seminars, presentation and lawsuit to recover costs from vendor incurred at PPL and corporate costs of approximately $ 2,000 at EyGen. Travel costs during three months to September 30, 2017 were approximately $1,000.

Liquidity and Capital Resources

Working Capital

As at September 30, 2017, the Company had a net working capital of approximately $237 million compared to a working capital of approximately $ 59.8 million as at March 31, 2017.  Significant increase is due to increase in the value of 6,341,500 Biohaven shares held as investment available for sale from $9.29 per share as at March 31, 2017 to $37.38 per share as at September 30, 2017, while net funds used for operating activities were approximately $498,000 for the same period.

Cash on hand as at September 30, 2017 was approximately $197,000 compared to $ 159,000 as at March 31, 2017. Increase in cash was due to proceeds of $485,938 from exercise of options by a director.

As at Sept. 30, 2016, the Company had a net working capital of approximately 0.4 million compared to a working capital of approximately $ 4.6 million as at March 31, 2016.  Cash on hand as at Sept. 30, 2016 was approximately $0.5 million compared to $ 4.7 million as at March 31, 2016. Significant decline is due to not consolidating Biohaven which usually held higher cash balance.

Operating cash flow

During the six months ended September 30, 2017, operating activities required a net cash outflow of approximately $498,000 compared to $4.2 million for the same period in 2016. The cash outflow primarily included research and development costs which were met from additional cash raised through proceeds from exercise of options and debt financing by PPL through issuance of additional loan notes. Significant difference in operating cash out flow was due to consolidation of Biohaven during the six months ended September 30, 2016 which usually had high research and development costs.

During the six months ended Sept. 30, 2016, operating activities required a net cash outflow of approximately $4.2 million compared to $3.2 million for the same period in 2015. The cash outflow primarily included research and development costs at PPL  and at Biohaven for the three months to June 30, 2016 which were met from the existing cash.

The Company is required to support further research and development at its subsidiaries -PPL and EyGen are looking for partner for further development of its PPL-003 as explained elsewhere in this report.

The Company has not yet determined whether costs incurred and to be incurred are economically recoverable. The Company's continuing operations are dependent upon any one of:

1.

the existence of economically recoverable medical solutions;

2.

the ability of the Company to obtain the necessary financing to complete the research; or

3.

future profitable production from, or proceeds from the disposition of intellectual property.

4.

Potential cash flow that may be expected from any future divestment of Biohaven investment  discussed further elsewhere in this report.

Although there are no assurances that management's plan will be realized, management believes the Company will be able to secure the necessary financing to continue operations into the future

Investing cash flows

There was no investing activity during the six months ended September 30, 2017 and September 30, 2016.

Financing cash flows

During the six months ended September 30, 2017, Portage parent received $485,938 from exercise of options by a director. PPL and EyGen raised additional $25,000 each by issuance of loan notes carrying 7% interest coupon and warrants convertible into common shares of PPL. Note 7 to the unaudited consolidated financials for the three and six months ended September 30, 2017 provides further details on these loans.

There were no new financing activities during the six months ended Sept. 30, 2016.

Key Contractual obligations

Details of contractual obligations, commitments and contingent liabilities are provided in note 12 to the unaudited consolidated financials for the three and six months ended September 30, 2017.

Off balance sheet arrangements

At September 30, 2017 and 2016, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to between the related parties. Related party transactions are detailed in note 14 to the unaudited consolidated financials for the three and six months to September 30, 2017.

Financial and derivative Instruments

The Company’s financial instruments recognized in the balance sheet consist of the following:

	Sept. 30, 2017		March 31, 2017
	Carrying value	Fair value	Carrying value	Fair value
	in 000'$	in 000'$	in 000'$	in 000'$
Financial assets
Cash (level 1)	197	197	159	159
Prepaid expenses and other receivable (level 2)	126	126	132	132
Investment (level 3)	700	700	700	700
Investment, available for sale (level 3)	35,366	237,045	35,366	58,913
Financial liabilities
Accounts payable and accrued liabilities (level 2)	172	172	109	109
Unsecured notes payable	250	230	200	181

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

a)

Fair value of financial instruments

The Company’s financial assets and liabilities are comprised of cash, advances and receivable and, accounts payable and accrued liabilities.

.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•

Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•

Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•

Level 3 - Values are based on prices or valuation techniques that are not based on observable market data. Investment is classified as level 3 financial instrument.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks: credit risk and liquidity risk.

b)

Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.

a.

Cash- Cash is held with major international financial institutions in Canada and a major law firm in the USA and therefore the risk of loss is minimal.

b.

Other receivable - The Company is exposed to credit risk attributable to customers since a significant portion of this amount represents the amount agreed on a settlement of a claim by PPL (Note 4) payable over the next seven years. The debtor has so far been diligent in paying the amounts on due dates and PPL management will be monitoring the account on a regular basis.

c)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. The Company believes that it will require further funding to finance the committed drug development work apart from meeting its operational needs for the foreseeable future. However, the exact need for additional cash cannot be reasonably ascertained at this stage.  The Company has already initiated actions to secure further funds through equity financing at its subsidiary level and potential partnership arrangement.  The above liquidity risk has been mitigated by the fact that the Company has investments that can be disposed of, the proceeds of which can be utilized to meet its cash flow requirements for the next twelve months.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, valuation of property, plant and equipment, impairment losses, depletion and depreciation, and measurement of stock based compensation.

Future Accounting Pronouncements

Standards issued but not yet effective up to the date of issuance of the Company’s consolidated interim financial statements are listed below. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 9 ‐ Financial Instruments

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurements, with IFRS 9, Financial Instruments. IFRS 9 will be published in six phases, of which the first phase has been published.

For financial assets, IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used. For financial liabilities, the approach to the fair value option may require different accounting for changes to the fair value of a financial liability as a result of changes to an entity’s own credit risk.

IFRS 9 (2014) is effective for the Company for annual periods beginning on April 1, 2018, but is available for early adoption. The Company has yet to assess the full impact of IFRS 9.

IFRS 15, Revenue from Contracts with Customers

IFRS 15, issued by the IASB in May 2014, is applicable to all revenue contracts and provides a model for the recognition and measurement of gains or losses from sales of some non-financial assets. The core principle is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively, with earlier adoption permitted. Entities will transition following either a full or modified retrospective approach. The Company does not believe that the above standard will have any impact on its financial statements.

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. The new standard is effective January 1, 2019, with limited early application permitted. The new standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs. The Company does not believe that the above standard will have any impact on its financial statements.

IFRS 2, Share-based payments

In June 2016, the IASB issued amendments to IFRS 2 to clarify the classification and measurement of share-based payment transactions. The IFRS 2 is effective for annual periods beginning on or after January 1, 2018. The Company does not believe that the above standard will have any impact on its financial statements.

IFRIC 22, Foreign currency transactions and advance consideration

In December 2016, IFRIC issued an amendment to IFRIC 22 clarifying the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. IFRIC 22 is effective for annual reporting periods beginning on or after 1 January 2018. Earlier application is permitted. The Company does not believe that the above standard will have any impact on its financial statements.

Internal Controls Over Financial Reporting

Our Chief Executive Officer and our Chief Financial Officer (“the Management”) are primarily responsible in establishing and maintaining controls and procedures concerning disclosure of material information and their timely reporting in consultation and under direct supervision of the audit committee which comprises three independent directors. We have also instituted controls involving dual signatures and approval processes. We plan to introduce more rigorous controls as our activities expand. However, given the size and nature of our current operations and the involvement of independent directors, significantly reduces the risk factors associated with the inadequate segregation of duties.

The Management has instituted a system of disclosure controls for the Company to ensure proper and complete disclosure of material information. The limited number of consultants and direct involvement of the Management facilitates access to real time information about developments in the business for drafting disclosure documents. All documents are circulated to the board of directors and audit committee according to the disclosure time-lines.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission and can be viewed at www.edgar.com.